UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No      X

3Q26 Earnings October 29, 202

Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding outlook, future growth rates, goals and future targets, including those relating to outlook, financial goals and targets and capital generation and capital distribution. The information contained in this document reflects our current expectations, goals, outlook and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. See also the Risk Factors included in BBVA’s Audit Report in Form 20-F for additional results which could affect our ability to achieve our goals, outlook and targets. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, goals, outlook, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3Q26 EARNINGS Excellent Value Creation and Profitability (1) Total number of shares considered: 5,755m as of Sep-25, 5,504m as of Jun-26 and 5,462m as of Sep-26. (2) Gross dividend per share: 0.60€ paid in Apr-26 and 0.37€ paid in Oct-26 p. 3

3Q26 EARNINGS Another very Strong Quarter (1) EPS calculated according to IAS33 (2) Includes Share Buy Back: -49 bps. (3) As of October 26, 2026, the Group received the result of the Supervisory Review and Evaluation Process (SREP), which sets the CET1 requirement at 9.36% effective from January 1, 2027, based on the latest information available. p. 4

Q26 EARNINGS Outstanding Net Profit with Positive Outlook after Stabilization of Rates p. 5

3Q26 EARNINGS Sustained and Superior Profitable Growth p. 6

3Q26 EARNINGS 3Q26 Key Financial Messages (1) Performing loans under management excluding repos. p. 7

Q26 EARNINGS 3Q26 Profit & Loss p. 8

3Q26 EARNINGS 9M26 Profit & Loss p. 9

Q26 EARNINGS Remarkable Core Revenues Growth Trend NET INTEREST INCOME (CONSTANT €M) NII growth supported by outstanding activity with an acceleration in the last quarter Sustained fee income growth mainly driven by payments and asset management Muted Global Markets activity in the quarter Gross income growth levered on solid core revenue trend p. 10

3Q26 EARNINGS Loan Growth in Spain and Mexico Drives Net Interest Income Note: Enterprises in Spain includes ‘Very Small Businesses’, ‘Mid-size Companies’ and ‘Corporates + CIB’ segments. In Mexico it includes ‘SMEs’ and ‘Other Commercial’ segments p. 11

3Q26 EARNINGS Positive Jaws and Leading Eﬃciency Ratio (1) Weighted by operating expenses and excluding Venezuela. (2) Non-recurring items: Voluntary redundancies in 1Q26 and VAT payment regularization in 2025 and 2026.p. 12

3Q26 EARNINGS Stable Asset Quality Metrics

3Q26 EARNINGS Strong Capital Position and Attractive Shareholder Remuneration (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) As of October 26, 2026, the Group received the result of the Supervisory Review and Evaluation Process (SREP), which sets the CET1 requirement at 9.36% effective from January 1, 2027, based on the latest information available. (3) Gross dividend.

3Q26 EARNINGS Advancing Our AI Transformation Strategy: from Confirming Value to Scaling AI Across the Bank (1) ChatGPT and Gemini licenses Industrializing AI through The Frame: first milestones are laying the foundation for a new operating model to build, deploy, manage and govern AI agents at scale

3Q26 EARNINGS Group Financial Goals Evolution

Business Areas

3Q26 EARNINGS BUSINESS AREAS Spain Strong lending growth, driven by sustained momentum in consumer and enterprise segments. Solid NII growth, supported by higher lending volumes and gradual customer spread improvement (+2 bps QoQ). Robust fee income, supported by continued growth in asset management fees (+1.9% QoQ), offsetting lower contribution from CIB-related fees in 3Q. Costs remained under control (+4.5% YoY excl. extraordinary items2). Solid asset quality metrics. Higher impairments QoQ due positive one-off from a portfolio sale in 2Q26. CoR within FY guidance. 1Q26 voluntary redundancies cost and positive VAT-related one-offs in 2Q25 and 2Q26

3Q26 EARNINGS BUSINESS AREAS Mexico (+4.2% QoQ), while retail segments maintain solid momentum (+1.8% QoQ). Strong core revenue growth (+2.3% QoQ), driven by higher NII, with lending growth offsetting the remaining impact of the easing cycle on customer spread, and solid fees. Best-in-class efficiency, with Cost- to- Income at 30.7% in 9M26 Sound underlying asset quality trends, consistent with lending growth. CoR benefiting from an IFRS9 models parameter update in 3Q

3Q26 EARNINGS BUSINESS AREAS Turkey Strong QoQ NII growth, driven by TL customer spread improvement (+70 bps QoQ) and higher TL lending volumes. Operating income up +6.6% QoQ, supported by strong NII performance, more than offsetting lower NTI. Higher QoQ impairments, with still elevated provisioning needs in retail portfolios and lower wholesale releases. FY26 CoR expected at around 220 bps.

3Q26 EARNINGS BUSINESS AREAS South America Strong NAP, underpinned by solid core revenues, benefiting from higher lending activity. Operating expenses remained contained in 3Q, while CoR was broadly stable. Strong YoY NAP growth, driven by higher gross income (+12 % YoY), reflecting robust lending activity, and improved CoR. Quarterly performance was impacted by lower NTI and a normalization of impairments from very low levels in 2Q. Broadly stable YoY NAP, with higher operating income and improved efficiency, impairments. QoQ impairments remained stable, although still elevated amid still high real rates.

3Q26 EARNINGS BUSINESS AREAS Rest of business Strong gross revenue growth (+11.8% QoQ), supported by robust lending activity across geographies. Higher core revenues (+8.2% QoQ) and strong NTI, benefiting from client-related markets activity in 3Q. Positive operating jaws in a context of continued investment to support business growth. Sound asset quality metrics, with CoR declining to 11 bps YtD

3Q26 EARNINGS BUSINESS AREAS Takeaways

Annex P&L Accounts by Business Area CIB Business Customer Spread by Country Stages Breakdown by Business Area ALCO Portfolio, NII Sensitivity and LCRs & NSFRs CET1 Sensitivity to Market Impacts RWAs by Business Area Book Value of the Main Subsidiaries MREL Medium-Term Strategic Objectives

P&L Accounts by Business Area

3Q26 EARNINGS ANNEX P&L ACCOUNTS BY BUSINESS AREA Corporate Center Expenses growth (in current €): +1.1% YoY excl. non-recurring items: Voluntary redundancies in 1Q26 and VAT payment regularization.

3Q26 EARNINGS ANNEX P&L ACCOUNTS BY BUSINESS AREA Turkey Hyperinflation Adjustment M26 reported figures calculated according to end of period FX. Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non-monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

3Q26 EARNINGS ANNEX P&L ACCOUNTS BY BUSINESS AREA Argentina—Hyperinflation Adjustment M26 reported figures calculated according to end of period FX. Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non-monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Colombia

Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Peru

CIB Business

Q26 EARNINGS ANNEX—CIB BUSINESS CIB

Customer Spread by Country

3Q26 EARNINGS ANNEX—CUSTOMER SPREAD BY COUNTRY Customer Spreads: Quarterly Evolution

3Q26 EARNINGS ANNEX—CUSTOMER SPREAD BY COUNTRY Customer spreads: YtD evolution

Stages Breakdown by Business Area

3Q26 EARNINGS ANNEX—STAGES BREAKDOWN BY BUSINESS AREA Stages Breakdown by Business Areas

ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

3Q26 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS ALCO Portfolio

3Q26 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS NII Sensitivity to Interest Rates Movements Note: NII sensitivities to parallel interest rates movements as of Sep’26 for Euro balance sheet and Ago’26 for Mexico, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity +/-1.6%; USD sensitivity +/-0.8%.

3Q26 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS Liquidity and Funding Ratios Both LCR and NSFR significantly above the 100% requirements, at a Group level and in all banking subsidiaries sing a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 143%. Bank-only.

CET1 Sensitivity to Market Impacts

CET 1sensitivity considering the FL capital ratio as of September 30th, 2026 This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 bps per quarter for MXN and 1 bps per quarter for TRY.

RWAs by Business Area

3Q26 EARNINGS ANNEX—CET1 EVOLUTION YTD & RWAs BY BUSINESS AREA Risk-Weighted Assets by Business Area

Book Value of the Main Subsidiaries

3Q26 EARNINGS ANNEX—BOOK VALUE OF THE MAIN SUBSIDIARIES Book Value of the Main Subsidiaries Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value. Turkey includes Garanti BBVA subsidiaries.

MREL

3Q26 EARNINGS ANNEX – MREL Sound MREL Position Note: Preliminary Data. Position as of September 2026 as % LRE: MREL 9.89% (vs 8.96% Requirement); Subordination 8.87% (vs 5.56% Requirement). Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.72%, without prejudice to any other buffer that may apply at any time. Figure according to MREL Requirement received on April 14th, 2026. M-MDA buffer stands at 93bps (€6.1bn) in LRE. Includes the update of the CCyB and the systemic risk buffer calculated on the basis of exposures as of Jun’26.

Medium-Term Strategic Objectives

3Q26 EARNINGS ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES Business Units Financial Goals (1) Mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany)

3Q26 EARNINGS ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES CET1 expected generation & uses of capital1 (1) Capital accumulation from 2025-2028 in current €. The use of this capital can extend beyond the indicated period. (2) Includes the 1Bn€ SBB announced in Jan’25. (3) Total RWAs release of 39Bn 12% (upper part of our target range). (4) RWAs variation *12% (upper part of our target range) (5) Excess capital calculated with a CET1 ratio = 12%. Note: Pending approval from the governing bodies and subject to mandatory regulatory approvals. Estimated figures 2025-2028.p 52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 29, 2026
By: /s/ MªÁngeles Peláez Morón
Name: MªÁngeles Peláez Morón

Title: Head of Accounting & Regulatory Reporting